Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-167807
July 8, 2010

iShares

IAU

Data as of May 31, 2010

iShares COMEX® Gold Trust

Trust Description

The iShares COMEX Gold Trust ("Trust") seeks to correspond generally to the day-to-day movement of the price of gold bullion. The objective of the Trust is for the value to reflect, at any given time, the price of gold owned by the Trust at that time, less the expenses and liabilities of the Trust.

- **Backed by Physical Gold**
  The shares are backed by gold, identified on the custodians' books as property of the Trust and held by the custodians in vaults in the vicinity of New York, Toronto, Montreal, London and other locations.
- **Accessible**
  Investors may purchase and sell shares through traditional brokerage accounts. The shares are listed and trade on NYSE Arca and are available to be bought or sold throughout the trading day.
- **Cost Efficient**
  Shares of the Trust may represent a cost-efficient alternative to investments in gold for investors not otherwise in a position to participate directly in the market for physical gold.
- **Transparent**
  Price, NAV and holding amounts of gold are available daily on iShares.com. Vault inspections are conducted twice a year and inspection certificates are available on iShares.com.

COMEX Gold Pricing Description

The COMEX Spot Month Settlement Price is the gold futures spot month settlement price as reported by NYMEX (New York Mercantile Exchange) and disseminated through Bloomberg. Spot settlement prices are for illustrative purposes only and do not represent actual Trust performance. Spot prices do not reflect any fees, transaction costs or expenses.

Performance History
as of 5/31/10

	YTD 2010	1 Year	3 Year	5 Year	10 Year	Since Trust Inception
Trust	10.51%	23.37%	21.92%	23.34%	-	21.04%
Benchmark[1]	10.68%	23.85%	22.40%	23.83%	16.13%	21.51%
Market Price Returns	10.75%	23.56%	21.95%	23.32%	-	21.08%

Annual Returns
as of 5/31/10

	YTD 2010	2009	2008	2007	2006	2005
Trust	10.51%	23.46%	5.41%	30.92%	22.43%	-
Benchmark[1]	10.68%	23.95%	5.83%	31.44%	22.84%	18.19%
Market Price Returns	10.75%	23.95%	5.20%	30.34%	-	-

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than the original cost.

Market returns are based upon the midpoint of the bid/ask spread at 4:00 p.m. ET (when NAV is normally determined for most iShares® products) and do not represent the returns you would receive if you traded shares at other times.

1. COMEX Spot Month Settlement Price.

Trust Details

Ticker	IAU
Inception Date	1/21/05
Sponsor's Fee	0.25%
IOPV Ticker	IAU.IV
CUSIP	464285105
Stock Exchange	NYSE Arca
Total Net Assets	$3.28 Billion
Shares Outstanding	27.65 Million
Total Ounces of Gold	2.71 Million
Total Tonnes of Gold	84.22
Creation/Redemption Size	50,000 Shares
Sponsor	BlackRock Asset Management International Inc.
Trustee	The Bank of New York Mellon
Custodians	The Bank of Nova Scotia, JPMorgan Chase Bank, N.A., London Branch
Vault Inspection	Two times annually

Fundamentals

Beta vs. S&P 500®	0.26
Standard Deviation–3 Year	22.90%

Definitions

IOPV, or Indicative Optimized Portfolio Value, is a calculation disseminated by the stock exchange that approximates the Trust's NAV every fifteen seconds throughout the trading day.

Beta is a measure of an investment's volatility relative to the market or an asset class. A beta above 1 is more volatile than the market, while a beta below 1 is less volatile. For stocks, the market is usually taken to be the S&P 500®. Beta is sometimes referred to as systemic risk.

Standard deviation is the statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. It is widely applied in modern portfolio theory, where the past performance of securities is used to determine the range of possible future performance, and a probability is attached to each performance.

BLACKROCK

Historical Price of Gold (COMEX Gold Spot Settlement Price)



$1,400
$1,200
$1,000
$800
$600
$400
$200
Dollars per Ounce
Rapid increase of oil prices, Middle East Crisis, high US inflation
Strong Japanese growth, weakening US dollar
Persian Gulf War
Strong US dollar, strengthening US stock market, relatively low US inflation
Weak US dollar, inflationary concerns
Global market uncertainty
1975
1977
1979
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2010

Source: Bloomberg, as of 5/31/10. The COMEX spot settlement price is determined from the input of COMEX member firms.

Portfolio Diversification

10-Year Correlations as of 5/31/10

	Gold	US Large Cap	US Small Cap	Developed International	Emerging Markets	US Fixed Income	Commodities
Gold	1.00	0.05	0.04	0.20	0.27	0.29	0.30

Sources: Bloomberg, S&P, MSCI, Barclays Capital and BlackRock. 10-year correlations based on monthly returns, as of 5/31/10. Gold: COMEX Gold Spot Settlement Price; US Large Cap: S&P 500® Index; US Small Cap: S&P 600 Index; Developed International: MSCI EAFE Index; Emerging Markets: MSCI Emerging Markets Index; US Fixed Income: Barclays Capital U.S. Aggregate Bond Index; Commodities: S&P GSCI® Total Return Index.

iShares COMEX Gold Trust ("Trust") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are created to reflect the price of the gold held by the Trust, the market price of the shares will be as unpredictable as the price of gold has historically been. Additionally, shares of the Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. **For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.**

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i) Large sales by the official sector, including governments, central banks and related institutions, which own a significant portion of the aggregate world gold holdings. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold.

The amount of gold represented by shares of the Trust will decrease over the life of the Trust due to sales necessary to pay the sponsor's fee and Trust expenses. Without increase in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Trust will have limited duration. The liquidation of the Trust may occur at a time when the disposition of the Trust's gold will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Trust will be adversely affected if gold owned by the trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss. The Trust is a passive investment vehicle; the value of your shares may be adversely affected by trust losses that, if the trust had been actively managed, it might have been possible to avoid.

BlackRock Asset Management International Inc. ("BAMII") is the sponsor of the Trust. BlackRock Fund Distribution Company ("BFDC"), a subsidiary of BAMII, assists in the promotion of the Trust. BAMII is an affiliate of BlackRock, Inc.

Although shares of the Trust may be bought or sold on the exchange through any brokerage account, shares of the Trust are not redeemable from the Trust except in large aggregated units called "Baskets."

"Commodity Exchange, Inc.," and "COMEX" are trademarks of Commodity Exchange, Inc., and have been licensed for use for certain purposes to BlackRock, Inc., and the iShares COMEX Gold Trust. The Trust is not sponsored, endorsed, sold or promoted by Commodity Exchange, Inc., nor does Commodity Exchange, Inc., make any representation regarding the advisability of investing in the Trust.

©2010 BlackRock Institutional Trust Company, N.A. All rights reserved. iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. All other trademarks, servicemarks or registered trademarks are the property of their respective owners. 3008-13AN-07/10

Not FDIC Insured • No Bank Guarantee • May Lose Value

IS-2947-0710

FOR MORE INFORMATION, VISIT WWW.ISHARES.COM OR CALL 1-800-ISHARES (1-800-474-2737)